[JUMPTV INC. LETTERHEAD]

May 11, 2009

VIA FACSIMILE NUMBER (703) 813-6986

Ajay Koduri, Attorney-Adviser

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	JumpTV Inc.
Registration Statement on Form 10
Filed April 9, 2009
File No. 000-53620

Dear Mr. Koduri:

Thank you for the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”), dated May 8, 2009, on the above-referenced Registration Statement on Form 10 filed by JumpTV Inc. with the Commission on April 9, 2009.  We have reviewed the Comment Letter and intend to provide our response thereto by June1, 2009.

If you have any questions, please feel free to call me at (516) 622-8376.

Very truly yours,

/s/ Roy E. Reichbach

Roy E. Reichbach

General Counsel

cc:  Frank Lee, Esq.